Exhibit 2.2

AMENDMENT AND WAIVER TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT AND WAIVER TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), is made and entered into as of May 8, 2017, by and between STG Group, Inc., a Delaware corporation (“Parent”), Ripcord Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), PSS Holdings, Inc., a Delaware corporation (the “Company”), PSS PE I, L.P., a Delaware limited partnership, PSS Co-Investors, L.P., a Delaware limited partnership, WWC Capital Fund II, L.P., a Delaware limited partnership, Spring Capital Partners II, L.P., a Maryland limited partnership, and Scott Goss (collectively, the “Significant Stockholders”) and Peter M. Schulte (the “Stockholders’ Representative”). All capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement (as defined below).

WHEREAS, Parent, Merger Sub, the Company, the Significant Stockholders and the Stockholders’ Representative are parties to that certain Agreement and Plan of Merger, dated February 18, 2017 (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent;

WHEREAS, Section 11.6 of the Merger Agreement provides that the Merger Agreement may be amended if such amendment is in writing and signed by Parent and the Stockholders’ Representative;

WHEREAS, Parent and the Stockholders’ Representative desire to amend the Merger Agreement as set forth in this Amendment; and

WHEREAS, the parties to this Amendment desire to waive, release and discharge certain breaches of the Agreement occurring prior to the date hereof and any claims related thereto.

NOW, THEREFORE, the parties agree as follows:

1.       Merger Consideration. Section 1.6(a) of the Merger Agreement is hereby amended by replacing the phrase “One Hundred Nineteen Million Five Hundred Thousand Dollars ($119,500,000)” with the phrase “One Hundred Nineteen Million Eight Hundred Thousand Dollars ($119,800,000)”.

2.       Advance Payment. Section 1.8 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“1.8 Advance Payment. On the date hereof, Parent shall pay to the Stockholders’ Representative by wire transfer in immediately available funds, an amount equal to Nine Hundred Twenty-Five Thousand Dollars ($925,000) (the “Advance Payment”). The Advance Payment shall be held by the Stockholders’ Representative as earnest money, to be disbursed by the Stockholders’ Representative in accordance with this Agreement. Upon the Closing, the Stockholders’ Representative shall deposit with the Paying Agent, in trust for the benefit of the Holders of shares of Company Common Stock for exchange in accordance with Article I of the Merger Agreement, the Advance Payment, and the Advance Payment shall become a part of the Exchange Fund as if paid by Parent to the Paying Agent pursuant to Section 1.13(b).”

3.       Adjustments at Closing to Merger Consideration. The second sentence of Section 1.10 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“The Merger Consideration shall be subject to adjustment based upon the Estimated Closing Balance Sheet and the Statement of Estimated Closing Liabilities.”

4.       Financing Cooperation. The following sentence shall be added to the end of Section 6.15:

“Parent shall provide the Stockholders’ Representative with reasonable updates on the status of the Financing upon written request from the Stockholders’ Representative, and Parent shall use reasonable best efforts to arrange a weekly meeting by teleconference among Parent’s financial advisor, members of the Company’s management team and members of Parent’s management team.”

5.       2016 Financial Statements. Section 6.18 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“6.18 2016 Financial Statements. The Company shall use its reasonable best efforts to cause to be completed and delivered to Parent (i) as soon as reasonably practicable but not later than June 1, 2017, the audit by the Company’s independent auditors of the consolidated balance sheet of the Company and its Subsidiaries and the consolidated statements of income, cash flow and retained earnings of the Company and its Subsidiaries at and for the fiscal year ended December 31, 2016 and (ii) promptly following the request by Parent, the unaudited balance sheet of the Company and its Subsidiaries and the consolidated statements of income, cash flow and retained earnings of the Company and its Subsidiaries for the three month period ended March 31, 2017 and such other periods as reasonably requested by Parent.”

6.       Key Employee Agreements. Section 7.7 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“7.7 Key Employee Agreements. Each Key Employee shall have entered into each of the Key Employee Agreements and such Key Employee Agreements shall be in full force and effect, no Key Employee shall have attempted (whether formally or informally) to terminate, rescind or repudiate any such Key Employee Agreement, as applicable, and no Key Employee shall have notified (whether formally or informally) Parent or the Company of such Key Employee’s intention of leaving the employ of Parent or the Company or any of its Subsidiaries following the Closing; provided, that, the foregoing condition precedent in this Section 7.7 shall have no force or effect unless Parent delivers the Key Employee Agreements to the Company on or before May 24, 2017.”

7.       Consent of the Auditors. Section 7.14(r) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(r) the Company shall have delivered to Parent a letter from the auditors of the Company’s audited year-end financial statements for the years ending December 31, 2015 and December 31, 2016, consenting to Parent’s inclusion of such audited financial statements in Parent’s filings with the Securities and Exchange Commission (SEC), substantially in the form of the letter dated March 29, 2017, from Stout, Causey & Horning, P.A. attached as Exhibit A hereto, and at Parent’s sole cost and expense;”

8.       Financing. A new Section 7.15 is hereby added to the Merger Agreement as follows:

“7.15 Financing. Parent shall have consummated, and the lender or lenders shall have funded, the Financing, on terms and conditions reasonably satisfactory to Parent, in an amount such that, at the Effective Time, Parent and Merger Sub shall have available funds sufficient to enable Parent and Merger Sub to pay the Merger Consideration and the other amounts payable pursuant to Article I, to consummate the Merger and the other transactions contemplated hereby, to refinance any indebtedness required to be refinanced in connection with the consummation of the Merger and the other transactions contemplated hereby, and to pay related fees and expenses.”

9.       Termination.

A.       Section 10.1(a)(iv) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(iv) by either the Stockholders’ Representative or Parent if the Closing shall not have occurred on or before June 30, 2017 (the “Outside Date”); provided, however, that the party seeking to terminate this Agreement shall not, because of its (and in the case of the Stockholders’ Representative, the Company’s or any Significant Stockholder’s) breach of any representation, warranty or covenant contained herein, have caused the Closing not to have occurred;”

B.       Section 10.1(a)(viii) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(viii) [Reserved]; or”

C.       Section 10.1(b) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(b) In the event of the termination of this Agreement pursuant to Section 10.1(a), (i) the Merger shall be abandoned; (ii) the provisions of this Article X and Article XI shall remain in full force and effect and survive any termination of this Agreement; (iii) the Company and Parent shall remain bound by and continue to be subject to the Confidentiality Agreement; and (iv) each Party shall remain liable for any breach of this Agreement prior to its termination; provided, however, that:

(A) in the event that this Agreement is terminated (w) by the Stockholders’ Representative and Parent pursuant to Section 10.1(a)(i), (x) by the Stockholders’ Representative pursuant to Section 10.1(a)(ii), (y) by either the Stockholders’ Representative or Parent pursuant to Section 10.1(a)(iv); provided that Parent has not delivered written notice to the Company, prior to the date of such termination pursuant to Section 10.1(a)(iv), that Parent is ready, willing and able to effect the Closing and the Closing is required to occur pursuant to Section 2.1, or (z) by either the Stockholders’ Representative or Parent pursuant to Section 10.1(a)(vi), or by Parent pursuant to Section 10.1(a)(vii), the Stockholders’ Representative shall pay the Advance Payment on behalf of Parent to the Company, by wire transfer in immediately available funds, and the Company shall be entitled to keep the Advance Payment;

(B) in the event this Agreement is terminated (x) by Parent pursuant to Section 10.1(a)(iii), Section 10.1(a)(v) or (y) by either the Stockholders’ Representative or Parent pursuant to Section 10.1(a)(iv) following the date that Parent has delivered written notice to the Company that Parent is ready, willing and able to effect the Closing and the Closing is required to occur pursuant to Section 2.1, but the Closing does not occur within the three (3) business day period provided for in Section 2.1 as a result of any act or failure to act by a Seller Party, the Stockholders’ Representative shall repay the Advance Payment to Parent, by wire transfer in immediately available funds, within two (2) business days of the effective date of such termination; and

(C) in the event this Agreement is terminated by the Stockholders’ Representative pursuant to Section 10.1(a)(ix), then the Stockholders’ Representative shall pay Parent, within two (2) business days of the effective date of such termination, the Termination Fee, by wire transfer in immediately available funds from the Advance Payment, and the Stockholders’ Representative shall pay an amount equal to the Advance Payment, minus the Termination Fee, on behalf of Parent to the Company, by wire transfer in immediately available funds and the Company shall be entitled to keep such amount.”

D.       Section 10.1(c) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(c) Any payments pursuant to Section 10.1(b) shall be paid by wire transfer of immediately available funds to the accounts designated in writing by the payee. Each Party agrees that the payment of the amounts specified in Section 10.1(b) by or on behalf of any party (but not the amounts of the Advance Payment that are repaid to Parent) are liquidated damages and not a penalty, and are a reasonable amount that will compensate the Parties for the efforts and resources expended and opportunities foregone while negotiating this Agreement and relying on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, in the event of the termination of this Agreement, the rights of each Party pursuant to Section 10.1(b) shall be the sole and exclusive remedy (at Law or in equity, on any theory of liability, including on account of punitive damages) of such Party and its Subsidiaries against the other Parties, their Subsidiaries and each of their former, current or future Related Parties for any and all Damages suffered as a result of the failure of the Transactions to be consummated, any breach of this Agreement or otherwise relating hereto or thereto, and upon payment of the amounts contemplated by Section 10.1(b) (or the obligation of the Stockholders Representative to pay to the Company, to the extent applicable), if and when due, none of such Party or its Related Parties shall have any further liability or obligation relating thereto or arising therefrom.

10.       Definitions.

A.       The definition of “Closing Amount” in Appendix A of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

““Closing Amount” means an amount equal to the Merger Consideration (as adjusted pursuant to Section 1.10, but not Section 1.11), less the sum of (i) the Indemnity Escrow Deposit, plus (ii) the Working Capital Escrow Deposit, plus (iii) the Advance Payment.”

B.       The definition of “Target Net Working Capital” in Appendix A of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

““Target Net Working Capital” means Eight Million Two Hundred Sixty-Four Thousand Nine Hundred Dollars ($8,264,900).”

11.       Schedules. Schedule 7.5(b) is hereby amended and restated in its entirety to read as follows:

“None”

12.       Appendix B. Appendix B is hereby amended by deleting “7. Tanaz Shahrzad.”

13.       Governmental, Regulatory and Other Consents and Approvals. Parent hereby acknowledges and agrees that all confirmations, consents, assurances, approvals, assignments and actions of, filings with and notices to any Governmental Authority required by Section 7.5(a) of the Agreement, and all consents, waivers, approvals, authorizations and notices required by Section 7.5(b) of the Agreement have been obtained and delivered to Parent and that such condition precedent to the Closing has been, and will be deemed for all purposes, fully satisfied.

14.       Reimbursement of Audit Costs. If the Closing does not occur, for whatever reason, in addition to Parent’s obligations, if any, Parent shall pay the Company $35,100 to reimburse the Company for certain additional fees, costs and expenses the Company expects to incur to obtain the 2016 Financial Statements in the form requested by Parent.

15.       Waiver. By executing this Amendment, each Seller Party, for himself, herself or itself and his, her or its respective Affiliates, hereby irrevocably waives, releases and discharges Parent and Merger Sub and their respective past and present directors, officers, employees, agents and attorneys (collectively, the “Releasees”), from any and all Liabilities to the Seller Parties of any kind or nature whatsoever that exist or may have existed at or prior to the date hereof in connection with any breach, threatened breach or alleged breach of the Agreement, whether in his, her or its capacity as a stockholder or holder of other securities of the Company (and any derivative claims with respect thereto), or as an officer, director, advisor, consultant or employee of the Company, or otherwise, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, whether under any agreement or understanding or at law or equity or otherwise (including under any federal or state securities laws), and no Seller Party shall seek to recover any amounts in connection therewith or thereunder from any of the Releasees.

16.       References. All references to the Merger Agreement (including “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement”) shall refer to the Merger Agreement as amended by this Amendment.

17.       Effect on the Merger Agreement. Except as specifically amended by this Amendment, the Merger Agreement, as amended, shall remain in full force and effect. This Amendment and the matters set forth herein shall be governed by the terms and conditions of the Merger Agreement, as amended hereby, which are incorporated by reference into this Amendment. Each Party agrees that the Merger Agreement, as amended by this Amendment, constitutes the complete and exclusive statement of the agreement between the parties, and supersedes all prior proposals and understandings, oral and written, relating to the subject matter contained herein.

18.       Amendment. This Amendment shall not be amended, supplemented, modified or rescinded except in a writing signed by Parent and the Stockholders’ Representative.

19.       Governing Law. This Amendment shall be governed and construed in accordance with the laws of the State of Delaware without giving effect to rules of conflict of laws that would result in the application of Laws of any other jurisdiction.

20.       Headings. The underlined headings contained in this Amendment are for convenience of reference only, shall not be deemed to be a part of this Amendment and shall not be referred to in connection with the construction or interpretation of this Amendment.

21.       Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same amendment, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page to this Amendment by facsimile, email in “portable document format” (“.pdf”) form, or by other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed and delivered on its behalf by its officers thereunto duly authorized, all at or on the date and year first above written.

STG GROUP, INC.

By:	/s/ Phillip E. Lacombe
Name: Phillip E. Lacombe
Title: President

RIPCORD ACQUISITION CORP.

By:	/s/ Phillip E. Lacombe
Name: Phillip E. Lacombe
Title: President

PSS HOLDINGS, INC.

By:	/s/ Scott Goss
Name: Scott Goss
Title: President

SIGNIFICANT STOCKHOLDERS:

PSS CO-INVESTORS, L.P. By: PSS PE I, LLC, its General Partner

By:	/s/ Joel R. Jacks
Name: Joel R. Jacks
Title: Managing Member

PSS PE I, L.P.
By: PSS PE I, LLC, its General Partner

By:	/s/ Joel R. Jacks
Name: Joel R. Jacks
Title: Managing Member

[Signature Page to Amendment and Waiver to Agreement and Plan of Merger]

WWC CAPITAL FUND II, L.P. By: WWC Capital Management II, LLC, its General Partner

By:	/s/ Michael J. Cromwell, III
Name: Michael J. Cromwell, III
Title: Managing Member

SPRING CAPITAL PARTNERS II, L.P. By: Spring Capital Investors II, LLC, its General Partner

By:	/s/ John C. Acker
Name: John C. Acker
Title: Managing Member
/s/ Scott Goss SCOTT GOSS STOCKHOLDERS’ REPRESENTATIVE:

/s/ Peter M. Schulte Peter M. Schulte

[Signature Page to Amendment and Waiver to Agreement and Plan of Merger]